SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of March, 2017

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     ✓            Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____                         No    ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

1.          An announcement regarding nomination of supervisor of China Petroleum & Chemical Corporation (the “Registrant”);
2.          An announcement regarding positive profit alert for the first quarterly results of 2017 of the Registrant; and
3.          An announcement regarding 2016 annual results of the Registrant;

Each made by the Registrant on March 24, 2017.

Announcement 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

CHINA PETROLEUM & CHEMICAL CORPORATION
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

Nomination of Supervisor

The Board and all its directors warrant that there are no material omissions from, or misrepresentations or misleading statements contained in, this announcement, and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.

The board of directors (the “Board”) of China Petroleum & Chemical Corporation (“Sinopec Corp.” or “Company”) announces that, on 24 March 2017, the Board has reviewed and approved the proposal in relation to the nomination of Mr. Zhao Dong as a candidate for non-employee representative supervisor for the sixth session of the board of supervisors of the Company (the “Board of Supervisors”) as recommended by China Petrochemical Corporation, the controlling shareholder of the Company. The election of the candidate for non-employee representative supervisor is subject to the shareholders’ approval by way of ordinary resolution at the 2016 annual general meeting of the Company (the “AGM”).

The biographical details of Mr. Zhao are set out below:

Zhao Dong, aged 46. Mr. Zhao is a professor-level senior accountant with a doctor’s degree. He was appointed as chief accountant and manager of financial assets department of CNPC International (Nile) Ltd. in July 2002; deputy chief accountant and executive deputy director of financial and capital operation department of China National Oil and Gas Exploration and Development Corporation in January 2005; deputy chief accountant and manager of financial and capital operation department of China National Oil and Gas Exploration and Development Corporation in April 2005; chief accountant of China National Oil and Gas Exploration and Development Corporation in June 2008; chief accountant of China National Oil and Gas Exploration and Development Corporation and chief financial officer of PetroChina International Investment Company Limited in October 2009.

He was appointed as vice general manager of CNPC Nile Company in September 2012 and general manager of CNPC Nile Company in August 2013. Mr. Zhao was appointed as chief financial officer of PetroChina Company Limited in November 2015. He has been a member of the Leading Party Member Group and chief accountant of China Petrochemical Corporation since November 2016.

Once the nomination of Mr. Zhao is approved at the AGM, Mr. Zhao will enter into a service contract with Sinopec Corp. Pursuant to provisions in the service contract, the term of Mr. Zhao shall start from the date on which his nomination is approved by the AGM to the date when the term of the Board of Supervisors expires. Mr. Zhao, as a supervisor of Sinopec Corp., will not receive any remuneration from the Company.

Other than disclosed above, Mr. Zhao did not hold any directorships in any other listed public companies in the last three years and he had no relationship with any other directors, supervisors, senior management or substantial shareholders or controlling shareholder of Sinopec Corp.

As at the date of this announcement, Mr. Zhao does not have any interest in the shares of Sinopec Corp. within the meaning of Part XV of the Securities and Futures Ordinance. He has not received any regulatory sanction imposed by the China Securities Regulatory Commission, stock exchanges or any other government authority.

Save as disclosed herein, there are no other matters in relation to the nomination of Mr. Zhao which shall be disclosed to the shareholders of Sinopec Corp. and The Stock Exchange of Hong Kong Limited or matters which would require disclosure under Rules 13.51(2)(h) to 13.51(2)(v) of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, the PRC,
24 March 2017

As of the date of this announcement, directors of Sinopec Corp. are: Wang Yupu*, Dai Houliang#, Wang Zhigang#, Zhang Haichao#, Jiao Fangzheng#, Ma Yongsheng#, Jiang Xiaoming+, Andrew Y. Yan+, Tang Min+ and Fan Gang+.

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

Announcement 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

CHINA PETROLEUM & CHEMICAL CORPORATION
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

Positive Profit Alert in respect of the First Quarterly Results of 2017

The Board of Directors of the Company and all its directors warrant that there are no misrepresentations, misleading statements or material omissions contained in this announcement and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.

I.	Estimated Results of this Period

1.	Period of the Estimated Results

From 1 January 2017 to 31 March 2017.

2.	Estimated Results

Based on preliminary calculations by the financial department of China Petroleum & Chemical Corporation (the “Company”) and in accordance with PRC Accounting Standards for Business Enterprises, it is estimated that the net profit attributable to shareholders of the Companty for the first quarter of 2017 will increase by approximately 150% as compared with the corresponding period of the preceding year.

3.	The estimated results have not been audited.

II.	Results for the Corresponding Period of the Preceding Year

1.	Net profit attributable to the shareholders of the Company: RMB 6,185 million.

2.	Basic earnings per share: RMB 0.051.

III.	Main Reasons for the Estimated Results of this Period

The price of international crude oil in the first quarter of this year increased significantly, which helps the upstream segment to reduce its losses as compared with the corresponding period last year; and market demand for middle and downstream products remained stable, and profitablility increased as compared with the corresponding period last year.

IV.	Other Matters

The above estimated data represents figures of preliminary calculations only. Please refer to the 2017 first quarterly report to be officially disclosed by the Company for specific and accurate financial data.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, the PRC
24 March 2017

As of the date of this announcement, directors of the Company are: Wang Yupu*, Dai Houliang#, Wang Zhigang#, Zhang Haichao#, Jiao Fangzheng#, Ma Yongsheng#, Jiang Xiaoming+, Andrew Y. Yan+, Tang Min+ and Fan Gang+.

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

Announcement 3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA PETROLEUM & CHEMICAL CORPORATION
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

Annual Results for the Year Ended 31 December 2016

1.	Important Notice

1.1
The board of directors, the board of supervisors, directors, supervisors and senior management of China Petroleum & Chemical Corporation (“Sinopec Corp.”) warrant that there are no false representations, misleading statements or material omissions in this announcement, and jointly and severally accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.

This announcement is a summary of the annual report of Sinopec Corp. for the year ended 31 December 2016 (the “Annual Report”). The entire report can be downloaded from the websites of The Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”) (www.hkexnews.hk) and Sinopec Corp. (www.sinopec.com.cn). Investors should read the Annual Report for more details.

1.2
The Annual Report has been approved unanimously at the 12th Meeting of the Sixth Session of the Board of Directors of Sinopec Corp. No Director has any disagreement as to, or the inability to warrant, the authenticity, accuracy and completeness of the Annual Report.

1.3
The annual financial statements for the year ended 31 December 2016 (the “reporting period”) of Sinopec Corp. and its subsidiaries (together, the “Company”) prepared in accordance with the China Accounting Standards for Business Enterprises (“ASBE”) and International Financial Reporting Standards (“IFRS”) have been audited by Pricewaterhousecoopers Zhong Tian LLP and Pricewaterhousecoopers respectively. Both firms have issued standard unqualified auditor’s reports.

1.4
Mr. Wang Yupu, Chairman of the Board of directors, Mr. Dai Houliang, Vice Chairman and President, and Mr. Wang Dehua, Chief Financial Officer and Head of the Financial Department warrant the authenticity and completeness of the financial statements contained in the Annual Report.

2.	Basic Information about Sinopec Corp.

2.1	Basic information of Sinopec Corp.

Stock name	SINOPEC CORP	SINOPEC CORP	SINOPEC CORP	SINOPEC CORP
Stock code	00386	SNP	SNP	600028
Place of listing	Hong Kong	New York	London	Shanghai
	Stock Exchange	Stock Exchange	Stock Exchange	Stock Exchange
Registered address and office address	22 Chaoyangmen North Street, Chaoyang District, Beijing, China
Postcode	100728
Website	www.sinopec.com
E-mail	ir@sinopec.com

2.2	Contact persons of Sinopec Corp. and means of communication

	Authorised representatives		Secretary to the Board of Directors	Representative on Securities Matters

Name	Mr. Dai Houliang	Mr. Huang Wensheng	Mr. Huang Wensheng	Mr. Zheng Baomin
Address	22 Chaoyangmen North Street, Chaoyang District, Beijing, China
Tel	86-10-5996 0028	86-10-5996 0028	86-10-5996 0028	86-10-5996 0028
Fax	86-10-5996 0386	86-10-5996 0386	86-10-5996 0386	86-10-5996 0386
E-mail	ir@sinopec.com

3	Principal Financial Data and Indicators

3.1	Principal Financial Data and Indicators Prepared in Accordance with China Accounting Standards for Business Enterprises (“ASBE”) for the year ended 31 December 2016 of the Company.

	As at 31 December 2016	As at 31 December 2015	Changes from the end of the last year	As at 31 December 2014
Items	RMB million	RMB million	%	RMB million

Total assets	1,498,609	1,447,268	3.5	1,455,594
Total equity attributable to shareholders of the Company	712,232	677,538	5.1	596,697

	Year ended 31 December
	2016	2015	Changes over the same period of last year	2014
Items	RMB million	RMB million	%	RMB million

Net cash flow from operating activities	214,543	165,740	29.4	148,019
Operating income	1,930,911	2,020,375	(4.4)	2,827,566
Net profit attributable to equity shareholders of the Company	46,416	32,281	43.8	47,603
Net profit attributable to equity shareholders of the Company after deducting extraordinary gain/loss items	29,713	28,901	2.8	43,238
Weighted average return on net assets (%)	6.68	5.07	1.61 Percentage points	8.14
Basic earnings per share (RMB)	0.383	0.267	43.4	0.407
Diluted earnings per share (RMB)	0.383	0.267	43.4	0.406

	For the year of 2016
	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter	Total
Items	RMB million	RMB million	RMB million	RMB million	RMB million

Operating income	414,061	465,159	484,725	566,966	1,930,911
Net profit attributable to equity shareholders of the Company	6,190	13,060	9,916	17,250	46,416
Net profit attributable to equity shareholders of the Company excluding extraordinary gains and losses	6,403	11,887	10,047	1,376	29,713
Net cash flow from operating activities	34,285	41,827	55,588	82,843	214,543

3.2	Principal Financial Data and Indicators Prepared in Accordance with International Financial Reporting Standards (“IFRS”) for the year ended 31 December 2016 of the Company

	Year ended 31 December
	2016	2015	2014	2013	2012
Items	RMB million	RMB million	RMB million	RMB million	RMB million

Turnover and other operating revenues	1,930,911	2,020,375	2,827,566	2,881,928	2,787,684
Operating profit	77,193	56,822	73,439	96,763	98,604
Profit before taxation	80,151	56,411	65,818	95,444	91,012
Net profit attributable to owners of the Company	46,672	32,512	46,639	66,348	64,082
Basic earnings per share (RMB)	0.385	0.269	0.399	0.571	0.568
Diluted earnings per share (RMB)	0.385	0.269	0.399	0.536	0.546
Return on capital employed (%)	7.30	5.23	6.06	8.03	9.10
Return on net assets (%)	6.56	4.81	7.84	11.62	12.48
Net cash generated from operating activities per share (RMB)	1.772	1.371	1.267	1.305	1.264

	As of 31 December
	2016	2015	2014	2013	2012
Items	RMB million	RMB million	RMB million	RMB million	RMB million

Non-current assets	1,086,348	1,113,611	1,094,035	1,012,703	895,761
Net current liabilities	73,282	129,175	242,892	197,440	146,743
Non-current liabilities	181,831	196,275	201,540	189,485	196,617
Non-controlling interests	120,241	111,964	54,348	54,691	39,086
Total equity attributable to the owners of the Company	710,994	676,197	595,255	571,087	513,315
Net assets per share (RMB)	5.873	5.585	5.033	4.899	5.912
Adjusted net assets per share (RMB)	5.808	5.517	4.969	4.860	5.846

3.3	Significant changes of items in the financial statements

The table below sets forth reasons for those changes where the fluctuation was more than 30% during the reporting period:

	As of 31 December		Increase/(decrease)
	2016	2015	Amount	Percentage
Items	RMB million	RMB million	RMB million	(%)	Reasons for change
Cash at bank and on hand	142,497	69,666	72,831	104.5	Significant Improvement on operating cash flow and decreased investment as compared with 2015, resulted in surplus cash
Long term equity investment	116,812	84,293	32,519	38.6	Mainly due to sale of equity in Sichuan-to-East China Pipeline Co., resulted in RMB 22.8 billion increase in long term equity in associates.
Short-term borrowings	30,374	74,729	(44,355)	(59.4)	Mainly due to increase in profits and decrease in demand for external funds, and the repayment of part of the short-term borrowings
Notes payable	5,828	3,566	2,262	63.4	The Company optimised its operating funds, and based on its trust worthy creditability, increased its credit line in using the notes
Accounts payable	174,301	130,558	43,743	33.5	Mainly due to the increase in trading volume of the trading business, resulted in an increase of RMB 30.5 billion in the accounts payable to the third parties.
Tax payable	52,886	32,492	20,394	62.8	Mainly due to significant increase in profit from refineries as well as the impact of timing of the taxes submitted by enterprises
Short term bonds payable	6,000	30,000	(24,000)	(80.0)	Mainly due to the maturity of RMB 30 billion super short term financing papers, and issuance of RMB 12 billion super short term papers in 2016, with the year-end balance of RMB 6 billion
Income of investment	30,779	8,876	21,903	246.8	Mainly due to increased income from reorganisation of pipeline assets

4.	Changes in Share Capital and Shareholdings of the Principal Shareholders

4.1	Changes in the share capital

There is no change on the number and nature of shares of Sinopec Corp. during the reporting period

4.2	Number of shareholders and their shareholdings

As of 31 December 2016, the total number of shareholders of Sinopec Corp. was 609,380 including 603,151 holders of domestic A shares and 6,229 holders of overseas H shares. As of 28 February 2017, the total number of shareholders of Sinopec Corp. was 579,998. Sinopec Corp. has complied with requirement for minimum public float under The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”).

(1)	Shareholdings of top ten shareholders

The shareholdings of top ten shareholders as of 31 December 2016 are listed as below:

Unit: Share

Name of shareholders	Nature of Shareholders	Percentage of shareholdings %	Total number of shares held	Changes of shareholding[1]	shares subject to pledges or lock-up

China Petrochemical Corporation	State-owned Share	70.86	85,792,671,101	0	0
HKSCC Nominees Limited[2]	H Share	20.96	25,379,653,053	5,311,433	Unknown
中國證券金融股份有限公司	A Share	1.54	1,861,425,318	96,593,005	0
HKSCC Nominees Limited	A Share	0.30	361,151,404	284,218,172	0
中央匯金資產管理有限責任公司	A Share	0.27	322,037,900	0	0
工銀瑞信基金-工商銀行-特定客戶資產管理	A Share	0.12	139,961,578	139,961,578	0
國泰君安證券股份有限公司	A Share	0.11	131,135,206	(3,402,700)	0
交通銀行股份有限公司-滙豐晉信雙核策略 混合型券投基金	A Share	0.08	91,545,992	68,870,234	0
中國工商銀行-上證50交易型開放式指數 證券投資基金	A Share	0.06	77,858,630	1,220,850	0
長江證券股份有限公司	A Share	0.06	71,197,295	23,928,471	0

Note 1:	As compared with the number of shares held as of 31 December 2015.

Note 2:
Sinopec Century Bright Capital Investment Limited, an overseas wholly-owned subsidiary of China Petrochemical Corporation, holds 553,150,000 H shares, accounting for 0.46% of the total issued share capital of Sinopec Crop. Those shareholdings are included in the total number of the shares held by HKSCC Nominees Limited.

Statement on the connected relationship or acting in concert among the above-mentioned shareholders:

Sinopec Corp. is not aware of any connected relationship or acting in concert among or between the above-mentioned shareholders.

(2)	Information disclosed by the shareholders of H shares in accordance with the Securities and Futures Ordinance (SFO)

Name of shareholders	Status of shareholders	Number of shares interests held or regarded as held (H Share)	Approximate percentage of Sinopec Corp.’s issued share capital (H Share)
(%)

BlackRock, Inc.	Interest of corporation controlled	2,278,374,418(L)	8.93(L)
	by the substantial shareholder	1,558,000(S)	0.01(S)
JPMorgan Chase & Co.	Beneficial owner	492,573,324(L)	1.93(L)
		158,634,692(S)	0.62(S)
	Investment manager	31,602,000(L)	0.12(L)
	Trustee (exclusive of passive trustee)	20,400(L)	0.00(L)
	Custodian corporation/ approved lending agent	908,006,153(L)	3.56(L)
Schroders Plc	Investment manager	1,275,857,318(L)	5.00(L)

(L): Long position, (S): Short position

4.3	Changes in the controlling shareholder and the de facto controller

There was no change in the controlling shareholder and the de facto controller of Sinopec Corp. during 2016.

(1)	Controlling shareholder

The controlling shareholder of Sinopec Corp. is China Petrochemical Corporation. Established in July 1998, China Petrochemical Corporation is a state-authorised investment organisation and a state-owned enterprise. The legal representative is Mr. Wang Yupu. Through re-organisation in 2000, China Petrochemical Corporation injected its principal petroleum and petrochemical businesses into Sinopec Corp. and retained certain petrochemical facilities. It provides well-drilling services, well-logging services, downhole operation services, services in connection with manufacturing and maintenance of production equipment, engineering construction, utility services including water and power and social services.

Shares of other listed companies directly held by China Petrochemical Corporation

Name of Company	Numberof Shares Held	Shareholding Percentage

Sinopec Engineering (Group) Co. Ltd	2,907,856,000	65.67%
Sinopec Oilfield Service Corporation	9,224,327,662	65.22%
Sinopec Oilfield Equipment Corporation	351,351,000	58.74%
China Merchants Energy Shipping Co., Ltd	912,886,426	17.23%

(2)	Other than HKSCC Nominees Limited, there was no other legal person shareholder holding 10% or more of the total issued share capital of Sinopec Corp.

(3)	Basic information of the de facto controller

China Petrochemical Corporation is the de facto controller of Sinopec Corp.

(4)	Diagram of the equity and controlling relationship between Sinopec Corp. and its de facto controller

China Petrochemical Corporation
71.32% *
Sinopec Corp.

*:	Inclusive of 553,150,000 H shares held by Sinopec Century Bright Capital Investment Ltd. (overseas wholly-owned subsidiary of China Petrochemical Corporation) through HKSCC Nominees Limited.

5.	Business Review and Prospects

Business Review
In 2016, global economic recovery continued to be weak, while China’s economy maintained its stable growth, with gross domestic product (GDP) up by 6.7%. International oil prices fluctuated above their lowest levels. With abundant supply, domestic oil products market witnessed strong competition. Demand for chemicals grew steadily, and China’s environmental regulations became more stringent. The Company actively addressed market changes through a focus on growth quality, profitability and restructuring. We pressed ahead with measures to address market development, optimisation, cost reduction and risk control, coordinating all aspects of our work, which helped deliver operating results that were better than expected.

5.1	Market Review

(1)	Crude oil market
In 2016, international crude oil prices bottomed out and fluctuated upwards, yet still remained at a low level. The average spot price of Platt’s Brent for the year was USD 43.69 per barrel, down by 16.7% from the previous year.

USD/barrel
95
85
75
65
55
45
35
25
WTI-NYMEX
ICE BRENT
DTD BRENT
DUBAI
2015.1
2015.2
2015.3
2015.4
2015.5
2015.6
2015.7
2015.8
2015.9
2015.10
2015.11
2015.12
2016.1
2016.2
2016.3
2016.4
2016.5
2016.6
2016.7
2016.8
2016.9
2016.10
2016.11
2016.12
2017.1
2017.2

Trend of International Crude Oil Prices

(2)	Refined Oil Products Market
In 2016, domestic demand for refined oil products maintained its growth while the structure of consumption continued to change, and market supply was in surplus. According to our statistics, apparent consumption of refined oil products (including gasoline, diesel and kerosene) was 288 million tonnes, up by 4.3% from the previous year, with gasoline up by 11.9%, kerosene up by 11.0% and diesel down by 2.2%. The government further improved the pricing mechanism for refined oil products by setting the floor price. In 2016, the government made 15 price adjustments with 10 increases and 5 decreases.

(3)	Chemical Products Market
In 2016, domestic demand for chemicals grew steadily. According to our statistics, domestic apparent consumption of ethylene equivalent was up by 3.0% from the previous year, and consumption of synthetic resin, synthetic fiber and synthetic rubber rose by 5.1%, 2.6% and 7.5%, respectively. Domestic chemical product prices decreased compared with the previous year, but experienced an upward trend, in line with movements of international chemical product prices.

5.2	Production & Operations Review

(1)	Exploration and Production
In 2016, faced with low oil prices and coped with harsh conditions in the upstream sector, we strengthened measures to rein in costs and address our weaknesses. At the same time, we gave priority to high-efficiency exploration activities and made a number of important new discoveries in the Xinjiang Tahe Basin, the Beibu Gulf in Guangxi and the Yin-E Basin in Neimongol, along with new shale gas findings in the Yongchuan block in Sichuan. In development, we adopted a profit-oriented approach, adjusting the development structure, enhancing cost discipline, and cutting low-efficiency oil production and high-cost EOR operations. We implemented Phase Two of Fuling Shale Gas development project and increased our production of natural gas. We also completed the mixed ownership reform of Sichuan-to-East China Pipeline Co. and improved our asset profitability. The Company’s production of oil and gas declined to 431.29 million barrels of oil equivalent, with domestic crude production down by 14.6% from the previous year and natural gas production up by 4.3%.

Summary of Operations for the Exploration and Production Segment

	2016	2015	2014	Change from 2015 to 2016 (%)

Oil and gas production (mmboe)	431.29	471.91	480.22	(8.6)
Crude oil production (mmbbls)	303.51	349.47	360.73	(13.2)
China	253.15	296.34	310.87	(14.6)
Overseas	50.36	53.13	49.86	(5.2)
Natural gas production (bcf)	766.12	734.79	716.35	4.3

(2)	Refining
In 2016, the Company completed GB V automobile gasoline and diesel quality upgrading program ahead of schedule and actively promoting VI automobile gasoline and diesel quality upgrading in Beijing. We advanced the adjustment of our product structure and increased output of gasoline (especially premium gasoline) and kerosene, with the diesel-to-gasoline ratio further declining to 1.19. We actively responded to the challenges of abundant market supply, and succeeded in maintaining the utilisation rate at a high level. Meanwhile, through superior feedstock optimisation by our international trading business, we further cut crude procurement costs and achieved moderate increases in product exports. We brought our centralised marketing advantages fully into play to further improve margins for LPG, asphalt and other products. In 2016, the company processed 236 million tonnes of crude and produced 149 million tonnes of refined oil products, up by 0.53% from the previous year, with gasoline up by 4.4% and kerosene up by 4.6%.

Summary of Operations for the Refining Segment
Unit: million tonnes

				Change from
	2016	2015	2014	2015 to 2016 (%)

Refinery throughput	235.53	236.49	235.38	(0.4)
Gasoline, diesel and kerosene production	149.17	148.38	146.23	0.5
Gasoline	56.36	53.98	51.22	4.4
Diesel	67.34	70.05	74.26	(3.9)
Kerosene	25.47	24.35	20.75	4.6
Light chemical feedstock production	38.54	38.81	39.17	(0.7)
Light product yield (%)	76.33	76.50	76.52	(0.17) percentage points
Refinery yield (%)	94.70	94.75	94.66	(0.05) percentage points

Note:	Includes 100% of the production of domestic joint ventures.

(3)	Marketing and distribution
In 2016, the company actively responded to changes in the market environment to bring our advantages in integrated business and distribution network into full play, achieving solid operating results. We optimised internal and external resources and achieved growth in both total sales volume and retail scale. We made timely adjustments to our marketing strategies, promoted effective supply and further expanded the retail volume of premium gasoline. We also improved our marketing network by accelerating the planning and construction of service stations and refined oil product pipelines. We expanded natural gas retail business for automobiles by expediting the construction and operation of CNG/LNG stations, achieving 25% growth in sales volume of natural gas for automobiles. In 2016, the total sales volume of oil products was 195 million tonnes, of which domestic sales accounted for 173 million tonnes. Our emerging business maintained its rapid growth with increased scale and profits. Emerging business transaction volume reached RMB 35.1 billion, up by 41.4% from the previous year.

Summary of Operations for the Marketing and Distribution Segment

				Change from
	2016	2015	2014	2015 to 2016 (%)

Total sales volume of oil products (million tonnes)	194.84	189.33	189.17	2.9
Total domestic sales volume of oil products (million tonnes)	172.70	171.37	170.97	0.8
Retail sales (million tonnes)	120.14	119.03	117.84	0.9
Direct sales and distribution (million tonnes)	52.56	52.34	53.13	0.4
Annual average throughput per station (tonne/station)	3,926	3,896	3,858	0.8

	31 December 2016	31 December 2015	31 December 2014	Change from the end of the previous year to the end of the reporting period (%)

Total number of service stations under the Sinopec brand	30,603	30,560	30,551	0.1
Number of company-operated stations	30,597	30,547	30,538	0.2

(4)	Chemicals
In 2016, we accelerated development of basic and high-end chemicals to promote effective supply, and we optimised the operations of our facilities based on their profit margins. The Company fine-tuned its chemical feedstock mix to lower costs, optimised product mix by maximising production of high-value-added products tailored to market demands, and intensified its efforts to enhance research and development, production, marketing and sales of high value added new products, achieving good results. Ethylene output was 11.059 million tonnes, with the differential ratio of synthetic fiber reaching 86.5% and the specialty and new products as a percentage of synthetic resins reaching 61.4%. By implementing low-inventory and differentiated marketing strategies, our full-year chemical sales volume increased by 11.3% from the previous year to 69.96 million tonnes, with all produced chemicals sold.

Summary of Operations for the Chemicals Segment

Unit: thousand tonnes

				Change from
	2016	2015	2014	2015 to 2016 (%)

Ethylene	11,059	11,118	10,698	(0.5)
Synthetic resin	15,201	15,065	14,639	0.9
Synthetic rubber	857	843	939	1.7
Synthetic fiber monomer and polymer	9,275	8,994	8,383	3.1
Synthetic fiber	1,242	1,282	1,315	(3.1)

Note: Includes 100% of the production of domestic joint ventures.

(5)	Research and Development
In 2016, the Company pushed ahead with its innovation-driven strategy, continuing to advance its R&D activities with notable results. In our upstream business, our development in shale gas exploration technologies enabled us to make breakthroughs in shale gas exploration in Yongchuan, Chongqing, the breakthrough in Ordovician oil and gas reservoir formation theory and exploration technologies led us to the discovery of the Shunbei field. In refining, we applied technologies such as for production of high-octane gasoline from FCC diesel. In chemicals, we commercialised the production of ethylene glycol from syngas, adopted butadiene tail-gas selective hydrogenation technologies, employed technologies to produce light olefins from coal as well as olefin catalytic cracking technologies, and developed new products including environmentally friendly polypropylene resin with high stiffness and tenacity, and a specialty resin used in high-performance medical spun-bond non-woven fabrics. In 2016, the Company filed 5,612 patent applications at home and abroad, of which 3,942 were granted. The Company also won four second prizes in the National Technology and Innovation Awards and one golden award and nine excellent patent awards in China’s Patent Award competition.

(6)	Health, Safety and the Environment
In 2016, the Company fully followed its safe production and accountability scheme, strengthened the identification and control of risks, completed the rectification of potential hazards from oil and gas pipelines, further push forward management on potential hazards from oil storage tanks, reinforced on-site supervision and management, and achieved overall safe production and operations. We standardised measures to enhance worker protection and improved occupational health safeguards for our employees. By implementing its green, low-carbon strategy, the Company established a more stringent environmental protection management system, completed Clear Water, Blue Sky environmental protection project, and met emission reduction targets for major pollutants. Compared with last year, energy intensity was reduced by 1.59%, industrial water consumption was down by 1.1%, COD in discharged water was down by 3.86%, sulfur dioxide emissions were down by 4.84%, and all hazardous chemicals, discharged water, gas, and solid wastes were properly treated. For more detailed information, please refer to our Communication on Progress for Sustainable Development.

(7)	Capital Expenditures
In 2016, focusing on quality and profitability of investment, the Company continuously optimised its investment projects. Total capital expenditures were RMB 76.456 billion. Capital expenditures for the exploration and production segment were RMB 32.187 billion, mainly for Fuling shale gas and Yuanba gas field development projects and LNG terminal projects in Guangxi and Tianjin, as well as overseas projects. Capital expenditures for the refining segment were RMB 14.347 billion, mainly for gasoline and diesel quality upgrading projects, adjustments in the product mix and refinery revamping projects. Capital expenditures for the marketing and distribution segment were RMB 18.493 billion, mainly for constructing and renovating service stations and building refined oil product pipelines, depots and storage facilities, as well as for rectification of safety hazards. Capital expenditures for the chemicals segment were RMB 8.849 billion, mainly for adjustment of the feedstock and product structure, the Ningdong coal chemical project and the Zhongtianhechuang coal to chemical project. Capital expenditures for the corporate and others segment were RMB 2.58 billion, mainly for R&D facilities and information technology application projects.

5.3	Business Prospects

(1)	Market Outlook
Looking ahead to 2017, we expect even more uncertainty in the global economy while China’s economy maintains its steady growth. International oil prices are expected to fluctuate at a low level, with domestic demand for refined oil products continuing to grow as the consumption structure undergoes further adjustments. Domestic demand for petrochemical products will increase steadily as the consumption structure gradually shifts towards the high end.

(2)	Operations
In 2017, bearing in mind structural reforms on the supply side, the Company will focus on enhancing quality and profitability of our assets, cost reduction, market expansion, structural adjustments, reforms, and consolidating the basis for further growth. We will undertake the following work during the year:

Exploration and Production: We will maintain exploration activities, optimising our plans to achieve high-efficiency exploration. Our goal will be discovery of low-cost, large-scale reserves to expand our resources. In oil development, we will fine-tune development plans based on oil price trends and promote oilfield development by increasing the volume and profitability of both incremental and existing reserves. In gas development, we will advance key projects for capacity construction, refine the management of developed gas fields and optimise gas production and marketing plans. In 2017, we plan to produce 294 million barrels of crude oil, of which overseas production will account for 46 million barrels. We plan to produce 879.9 billion cubic feet of natural gas.

Refining: We will continue with our market-oriented, profitability-driven strategy to optimise crude oil procurement and resource allocation and to lower our purchasing costs. We will comprehensively adjust our production plans to ensure safe and reliable operations. We will enhance our product structure by increasing the production of jet fuel and gasoline (especially premium gasoline) and further lowering the diesel-to-gasoline ratio. We will accelerate the quality and supply of GB VI gasoline and diesel in Beijing and GB V regular diesel in other area. In 2017, we plan to process 240 million tonnes of crude and produce 150 million tonnes of oil products.

Marketing and Distribution: We will intensify our marketing strategy of balancing profits and volume, with the priority on profits. We will undertake measures to fully explore markets, expand our retail volume and increase our market share. We will further improve our marketing network to reinforce our advantages. We will accelerate construction of gas stations to strengthen our presence in the CNG/LNG market. We will step up the promotion of key merchandise and self-branding and boost the growth of our emerging business. We will explore building a new type of customer service center, employ techniques of Big Data analysis to conduct precision marketing and further our transformation into a modern comprehensive services provider. In 2017, we plan to sell 175 million tonnes of oil products in the domestic market.

Chemicals: We will continue to adjust our feedstock mix to lower costs, fine-tune our product slate to deliver more popular, profitable and high-value-added products, optimise our facility utilisation rate, shut down facilities which have no marginal contributions. We will deepen the adjustment on sector structure, through advancing the development of fine chemicals and biochemicals, and improving operations of our coal-chemical projects. Meanwhile, we will enhance our strategies of product differentiation and precision marketing, and provide our customers with full process solutions and value-added services. In 2017, we plan to produce 11.66 million tonnes of ethylene.

Research and Development: We will continue to implement our strategy of development driven by innovation, improving mechanisms for technological innovation and fast-tracking key technical breakthroughs. In exploration and production, we will focus on increasing reserves and production and pushing ahead with breakthroughs in enhanced oil recovery technologies and development of difficult-to-tap reserves. In refining, R&D initiatives will address processing of heavy crude oil, quality upgrading of oil products and optimisation of product slate. In chemicals we will focus on adjustments in our product mix along with further progress in R&D for basic chemicals, synthetic materials, coal-chemicals, fine chemicals and bio-chemicals. We also expect to make progress in safety, environmental and energy-conserving technologies as well as prospective and basic research to enhance our capabilities for innovation and to achieve new R&D breakthroughs.

Capital Expenditures: In 2017, we will devote attention to the quality and profitability of investments, and optimise our investment projects. Capital expenditures for the year are budgeted at RMB 110.2 billion. The exploration and production segment will account for expenditures of RMB 50.5 billion, mainly for Phase II of Fuling shale gas development, Tianjin LNG project, and gas storage project, and overseas oil and gas project development. The refining segment will account for RMB 22.8 billion, mainly for building of refining bases, structural adjustments in the refining business, and revamping of refineries as well as GB VI quality upgrading of oil products. The marketing and distribution segment will account for RMB 18 billion, mainly for revamping service stations, improving pipeline network, building oil tank farms and removing safety hazards. The chemicals segment will account for RMB 15.1 billion, mainly for the integrated refining and chemical project in Zhanjiang of Guangdong Province, the integrated refining and chemical project in Gulei of Fujian Province and the high-efficiency and environmentally friendly aromatics project in Hainan refinery. The corporate and others segment will account for RMB 3.8 billion, mainly for R&D and Information technology projects.

6.	Management Discussion and Analysis
The following discussion and analysis should be read in conjunction with the Company’s audited financial statements in this announcement and the Annual Report and the accompanying notes. Parts of the following concerned financial data were abstracted from the company’s audited financial statements that have been prepared according to the IFRS, unless otherwise stated. The prices in the following discussion do not include value-added tax.

6.1	Consolidated Results of Operations
In 2016, the Company’s turnover and other operating revenues were RMB 1,930.9 billion, decreased by 4.4% compared with that of 2015. The operating profit was RMB 77.2 billion, representing a year on year increase of 35.9%.

The following table sets forth the main revenue and expenses from the Company’s consolidated financial statements:

	Year ended 31 December
	2016	2015	Change (%)
	RMB million	RMB million

Turnover and other operating revenues	1,930,911	2,020,375	(4.4)
Turnover	1,880,190	1,977,877	(4.9)
Other operating revenues	50,721	42,498	19.3
Operating expenses	(1,853,718)	(1,963,553)	(5.6)
Purchased crude oil, product and operating supplies and expenses	(1,379,691)	(1,494,046)	(7.7)
Selling, general and administrative expenses	(64,360)	(69,491)	(7.4)
Depreciation, depletion and amortisation	(108,425)	(96,460)	12.4
Exploration expenses, including dry holes	(11,035)	(10,459)	5.5
Personnel expenses	(63,887)	(56,619)	12.8
Taxes other than income tax	(232,006)	(236,349)	(1.8)
Other operating income/(expense), net	5,686	(129)	—

Operating profit	77,193	56,822	35.9
Net finance costs	(6,611)	(9,239)	(28.4)
Investment income and share of profits less losses from associates and joint ventures	9,569	8,828	8.4
Profit before taxation	80,151	56,411	42.1
Tax expense	(20,707)	(12,613)	64.2

Profit for the year	59,444	43,798	35.7

Attributable to:
Owners of the Company	46,672	32,512	43.6
Non-controlling interests	12,772	11,286	13.2

(1)	Turnover and other operating revenues
In 2016, the Company’s turnover was RMB 1,880.2 billion, representing a decrease of 4.9% over 2015. This was mainly attributable to the decline of crude oil and petrochemical products prices.

The following table sets forth the external sales volume, average realised prices and respective rates of change of the Company’s major products in 2016 and 2015:

	Sales volume (thousand tonnes)			Average realised price (RMB/tonne, RMB/thousand cubic meters
	Year ended 31 December			Year ended 31 December
	2016	2015	Change (%)	2016	2015	Change (%)

Crude oil	6,808	9,674	(29.6)	1,628	2,019	(19.4)
Natural gas (million cubic meters)	19,008	18,440	3.1	1,258	1,519	(17.2)
Gasoline	77,480	69,749	11.1	6,386	6,749	(5.4)
Diesel	91,492	95,472	(4.2)	4,482	4,937	(9.2)
Kerosene	25,164	23,028	9.3	2,807	3,387	(17.1)
Basic chemical feedstock	32,248	29,608	8.9	4,054	4,175	(2.9)
Monomer and polymer for synthetic fibre	7,146	6,071	17.7	5,325	5,796	(8.1)
Synthetic resin	12,223	11,989	2.0	7,488	7,771	(3.6)
Synthetic fibre	1,369	1,380	(0.8)	7,113	7,740	(8.1)
Synthetic rubber	1,098	1,104	(0.5)	9,608	8,778	9.5
Chemical fertiliser	714	243	193.8	1,612	1,823	(11.6)

Most crude oil and a small portion of natural gas produced by the Company were internally used for refining and chemical production, with the remaining sold to external customers. In 2016, the turnover from crude oil, natural gas and other upstream products sold externally amounted to RMB 47.4 billion, a decrease of 17.8% over 2015. The change was mainly due to the decrease of crude oil prices and sales volume in 2016.

In 2016, petroleum products (mainly consisting of oil products and other refined petroleum products) sold by Refining Segment and Marketing and Distribution Segment achieved external sales revenues of RMB 1,130.4 billion, accounting for 58.5% of the Company’s turnover and other operating revenues, representing a decrease of 6.3% over 2015 mainly due to the decline of various refined oil products prices. The sales revenue of gasoline, diesel and kerosene was RMB 975.6 billion, representing a decrease of 4.4% over 2015, and accounting for 86.3% of the total sales revenue of petroleum products. Turnover of other refined petroleum products was RMB 154.8 billion, representing a decrease of 17.0% compared with 2015, accounting for 13.7% of the total sales revenue of petroleum products.

The Company’s external sales revenue of chemical products was RMB 284.3 billion, representing an increase of 2.8% over 2015, accounting for 14.7% of the Company’s total turnover and other operating revenues. This was mainly due to the increase of chemical products sales volume.

(2)	Operating expenses
In 2016, the Company’s operating expenses were RMB 1,853.7 billion, decreased by 5.6% compared with 2015. The operating expenses mainly consisted of the following:

Purchased crude oil, products and operating supplies and expenses were RMB 1,379.7 billion, representing a decrease of 7.7% over the same period of 2015, accounting for 74.4% of the total operating expenses, of which:

Crude oil purchasing expenses were RMB 373.7 billion, representing a decrease of 20.4% over the same period of 2015. Throughput of crude oil purchased externally in 2016 was 202.40 million tonnes (excluding the volume processed for third parties), representing a decrease of 1.9% over the same period of 2015. The average cost of crude oil purchased externally was RMB 2,084 per tonne, representing a drop of 19.6% over 2015.

The Company’s other purchasing expenses were RMB 1,006.0 billion, representing a decrease of 1.8% over the same period of 2015. This was mainly due to the decline in prices of externally purchased raw materials.

Selling, general and administrative expenses were RMB 64.4 billion, representing an decrease of 7.4% over 2015. That was mainly due to that the Company promoted the reform of employment system, adjusted the cost and tax accounting, and continuously enhanced cost control.

Depreciation, depletion and amortisation were RMB 108.4 billion, representing an increase of 12.4% as compared with 2015. That was mainly due to the significant increase in depreciation and depletion rate as a result of oil and gas reserve revision in the exploration and production segment corresponding to decreased oil price.

Exploration expenses were RMB 11.0 billion, representing an increase of 5.5% year on year. That was mainly due to that the Company maintained its exploration intensity in low oil price environment.

Personnel expenses were RMB 63.9 billion, representing an increase of 12.8% over 2015. That was mainly due to that that the Company promoted the reform of employment system since 2016.

Taxes other than income tax were RMB 232.0 billion, representing a decrease of 1.8% compared with 2015. Mainly due to the decrease in consumption tax by RMB 4.9 billion as a result of decreased production of diesel, and decrease in resource tax by RMB 1.0 billion as a result of drop in crude prices over the same period of 2015.

Other operating income/(expense), net were RMB 5.7 billion, decreasing 5.8 billion over the same period of 2015. That was mainly due to the non-operating income from reorganisation and capital injection of Sichuan-to-East China Pipeline Co., and the increase of impairment of assets.

(3)
Operating profit was RMB 77.2 billion, representing an increase of 35.9% compared with 2015. This is mainly due to outstanding performance of the Company’s downstream business as we fully tapped potential from our integrated business. It effectively offset the negative impact of low oil prices.

(4)
Net finance costs were RMB 6.6 billion, representing a decrease of 28.4% over 2015, of which: interest expense increased by RMB 1.1 billion over 2015 as a result of the replacement of debt denominated in US dollars by debt denominated in RMB (inclusive of replacing borrowings in US dollars and decrease exposure to US dollars); net losses from foreign exchange was RMB 600 million, decreased by RMB 3.2 billion as compared with 2015; interest income increased by RMB 200 million as a result of increased interest income compared with the same period of 2015.

(5)	Profit before taxation was RMB 80.2 billion, representing an increase of 42.1% year on year.

(6)	Tax expense was RMB 20.7 billion, representing an increase of 64.2% year on year. That was mainly due to a substantial increase in profit over the same period of 2015.

(7)	Profit attributable to non-controlling interests was RMB 12.8 billion, representing an increase of RMB 1.5 billion comparing with 2015.

(8)	Profit attributable to owners of the Company was RMB 46.7 billion, representing an increase of 43.6% year on year.

6.2	Assets, Liabilities, Equity and Cash Flows
The major funding sources of the Company are its operating activities and short-term and long-term loans. The major use of funds includes operating expenses, capital expenditures, and repayment of the short-term and long-term debts.

(1)	Assets, liabilities and equity
Unit: RMB million

	As of 31 December 2016	As of 31 December 2015	Change

Total assets	1,498,609	1,447,268	51,341
Current assets	412,261	333,657	78,604
Non-current assets	1,086,348	1,113,611	(27,263)
Total liabilities	667,374	659,107	8,267
Current liabilities	485,543	462,832	22,711
Non-current liabilities	181,831	196,275	(14,444)
Total equity attributable to owners of the Company	710,994	676,197	34,797
Share capital	121,071	121,071	—
Reserves	589,923	555,126	34,797
Non-controlling interests	120,241	111,964	8,277
Total equity	831,235	788,161	43,074

As of 31 December 2016, the Company’s total assets were RMB 1,498.6 billion, representing an increase of RMB 51.3 billion compared with that of the end of 2015, of which:

Current assets were RMB 412.3 billion, representing an increase of RMB 78.6 billion compared with that of the end of 2015, of which, cash and cash equivalent, and time deposit in financial institutions increased by RMB 72.8 billion, mainly due to significant increase in cash flow from operating activities, decrease in investment, abundant surplus in cash, as well as increase in inventory by RMB 10.9 billion.

Non-current assets were RMB 1,086.3 billion, representing a decrease of RMB 27.3 billion as compared with that of the end of 2015. This was mainly due to the fact that property, plant and equipment (net) decreased by RMB 42.9 billion, construction in progress decreased by RMB 22.7 billion, equity of associates and joint ventures increased by RMB 32.5 billion (the Company sold 50% equity in Sichuan-to-East China Pipeline Co., with the remaining 50% equity corresponding to RMB 22.8 billion switched to item of interests in associates);

The Company’s total liabilities were RMB 667.4 billion, representing an increase of RMB 8.3 billion compared with that of the end of 2015, of which:

Current liabilities were RMB 485.5 billion, representing an increase of RMB 22.7 billion as compared with that of the end of 2015. This was mainly due to increase in accounts payable by RMB 43.7 billion, short-term debts and borrowings from China Petrochemical Corp and its subsidiaries decreased by RMB 40.6 billion, other accounts payable and taxes payable increased by RMB 17.3 billion.

Non-current liabilities were RMB 181.8 billion, representing a decrease of RMB 14.4 billion compared with that of the end of 2015. This was mainly due to long-term debts decreased by RMB 22.8 billion, estimated liabilities increased by RMB 6.1 billion.

Total equity attributable to owners of the Company was RMB 711.0 billion, representing an increase of RMB 34.8 billion compared with that of the end of 2015, which was mainly due to the increase in reserves by RMB 34.8 billion.

(2)	Cash Flow
The following table sets forth the major items in the consolidated cash flow statements for 2016 and 2015.

Unit: RMB million

Major items of cash flows	Year ended 31 December
	2016	2015

Net cash generated from operating activities	214,543	165,740
Net cash used in investing activities	(66,217)	(116,719)
Net cash generated from/(used in) financing activities	(93,047)	9,093

In 2016, the net cash generated from operating activities of the company was RMB 214.5 billion, representing an increase of RMB 48.8 billion as compared with 2015. This was mainly due to the increase in profit before tax by RMB 23.7 billion, depreciation, depletion and amortization increased by RMB 12.0 billion, and asset impairment increased by RMB 8.3 billion over the same period of 2015. Meanwhile, due to strict control on occupation of funds, occupation of working capital decreased significantly compared with 2015.

In 2016, the net cash used in investing activities was RMB 66.2 billion, representing a decrease of RMB 50.5 billion over 2015. This was mainly due to the decrease of RMB 30.0 billion in capital expenditure over the same period of 2015 as well as RMB 13.2 billion received as proceeds from the sale of equity in Sinopec Sichuan-to-East China Nature Gas tPipeline Co., Ltd.

In 2016, the net cash used in the Company’s financing activities was RMB 93.0 billion, representing an increase of RMB 102.1 billion over 2015. This was mainly due to the impact of RMB 105.0 billion from the capital introduction of Sinopec Marketing Co., Ltd. in 2015; the significant reduction in interest bearing debts for two consecutive years, of which, the Company repaid RMB 62.6 billion and RMB 63.0 billion in 2015 and 2016, respectively.

At the end of 2016, the cash and cash equivalents were RMB 124.5 billion.

(3)	Research & development expenses and environmental expenditures
Research & development expenses refer to the expenses recognised as expenditures when they occur. In 2016, the expenditure for research & development was RMB 5.94 billion.

Environmental expenditures refer to the normal routine pollutant discharge fees paid by the Company, excluding capitalised cost of pollutant treatment properties. In 2016, the Company paid environmental expenditures of RMB 6.36 billion.

(4)	Measurement of fair values of derivatives and relevant system
The Company has established sound decision-making mechanism, business process and internal control systems relevant to financial instrument accounting and information disclosure.

Items relevant to measurement of fair values	Unit: RMB million

Items	Beginning of the year	End of the year	Profits and losses from variation of fair values in the current year	Accumulated variation of fair values recorded as equity	Impairment loss provision of the current year	Funding source

Available-for-sale financial assets	261	262	—	56	—	Self-owned fund
Stock	261	262	—	56	—
Derivative financial instruments	403	314	(160)	—	—	Self-owned fund
Cash flow hedging instruments	4,722	(4,024)	11	(3,813)	—	Self-owned fund
Total	5,386	(3,448)	(149)	(3,757)	—

6.3	Analysis of financial statements prepared under ASBE

(1)	Under ASBE, the operating income and operating profit or loss by reportable segments were as follows:

	Year ended 31 December
	2016	2015
	RMB million	RMB million

Operating income
Exploration and Production Segment	115,939	138,653
Refining Segment	855,786	926,616
Marketing and Distribution Segment	1,052,857	1,106,666
Chemicals Segment	335,114	328,871
Corporate and Others	739,947	783,874
Elimination of inter-segment sales	(1,168,732)	(1,264,305)

Consolidated operating income	1,930,911	2,020,375

Operating profit/(loss)
Exploration and Production Segment	(58,531)	(18,511)
Refining Segment	55,808	19,423
Marketing and Distribution Segment	32,385	27,299
Chemicals Segment	20,769	19,516
Corporate and Others	2,912	(678)
Elimination of inter-segment sales	1,581	4,566
Financial expenses, investment income and loss from changes in fair value	23,952	631

Consolidated operating profit	78,876	52,246

Net profit attributable to equity shareholders of the Company	46,416	32,281

Operating profit: In 2016, the operating profit of the Company was RMB 78.9 billion, representing an increase of RMB 26.6 billion as compared with 2015.

Net profit: In 2016, the net profit attributable to the equity shareholders of the Company was RMB 46.4 billion, representing an increase of RMB 14.1 billion or 43.8% comparing with 2015.

(2)	Financial data prepared under ASBE

	As of 31	As of 31
	December 2016	December 2015	Change
	RMB million	RMB million

Total assets	1,498,609	1,447,268	51,341
Long-term liabilities	180,541	194,871	(14,330)
Shareholders’ equity	832,525	789,565	42,960

At the end of 2016, the Company’s total assets were RMB 1,498.6 billion, representing an increase of RMB 51.3 billion compared with that of the end of 2015. This was mainly due to the following factors: a) cash and cash equivalents increased by RMB 72.8 billion; b) long term equity investment increased by RMB 32.5 billion; c) intangible assets and other non-current assets increased by RMB 5.9 billion; d) fixed assets and construction in progress decreased by RMB 65.6 billion.

At the end of 2016, the Company’s long-term liabilities were RMB 180.5 billion, representing a decrease of RMB 14.3 billion compared with that of the end of 2015. This was mainly due to the following factors: a) bonds payable decreased by RMB 28.3 billion; b) long-term loans increased by RMB 6.0 billion; c) provision increased by RMB 6.1 billion; d) other non-current liabilities increased by RMB 2.5 billion.

At the end of 2016, the shareholders’ equity of the Company was RMB 832.5 billion, representing an increase of RMB 43.0 billion compared with that of the end of 2015. This was mainly due to the undistributed profit increased by RMB 29.5 billion, other comprehensive income increased by RMB 7.1 billion, capital reserve decreased by RMB 2.1 billion for this period.

(3)	The results of the principal operations by segments

Segments	Operation income RMB million	Operation cost RMB million	Gross profit margin* (%)	Increase/ (decrease) of operation income on a year-on-year basis (%)	Increase/ (decrease) of operation cost on a year-on-year basis (%)	Increase/ (decrease) of gross profit margin on a year-on-year basis (%)

Exploration and Production	115,939	128,469	(15.3)	(16.4)	9.8	(26.5)
Refining	855,786	556,081	9.1	(7.6)	(15.5)	4.6
Marketing and Distribution	1,052,857	961,907	8.4	(4.9)	(5.9)	1.0
Chemicals	335,114	289,572	13.0	1.9	(0.2)	1.7
Corporate and Others	739,947	726,449	1.8	(5.6)	(6.2)	0.7
Elimination of inter-segment sales	(1,168,732)	(1,170,313)	N/A	N/A	N/A	N/A

Total	1,930,911	1,492,165	10.7	(4.4)	(6.5)	1.3

*:	Gross profit margin = (operation income – operation cost, tax and surcharges)/operation income.

7.	Significant Events

Significant Asset and Equity Sale

On 2 August 2016, the 7th meeting of sixth session of the board of directors of Sinopec Corp. considered and approved the proposal to introduce capital to invest in Sichuan-to-East China natural gas pipeline project, and agreed to take the Sichuan-to-East China Pipeline Co. as the platform to introduce capital publicly. On 12 December 2016, Sinopec Natural Gas Co., Ltd. (“Natural Gas Company”), a wholly-owned subsidiary of Sinopec Corp., entered into the capital injection agreement in relation to Sichuan-to-East China Pipeline Co. with China Life Insurance Company Limited (“China Life”) and SDIC Communications Holding Co., Ltd. (“SDIC Communications”). China life and SDIC Communications subscribed a total of 50% equity interest in Sichuan-to-East China Pipeline Co., a wholly-owned subsidiary of Natural Gas Company, in cash with an aggregate amount of RMB 22.8 billion, among which China Life paid RMB 20 billion and SDIC Communications paid RMB 2.8 billion. Upon the completion of capital injection, the registered capital of Sichuan-to-East China Pipeline Co. increased from RMB 100 million to RMB 200 million, and each of Natural Gas Company, China Life and SDIC Communication will hold 50%, 43.86% and 6.14% equity interest in Sichuan-to-East China Pipeline Co., respectively. For more details, please refer to the announcement published in the China Securities Journal, the Shanghai Securities News and the Securities Times by Sinopec Corp. on 13 December 2016 and the announcement published on the website of the Hong Kong Stock Exchange on 12 December 2016.

8.	Connected Transactions

8.1	Actual Connected Transactions entered into by the Company during the Year
Sinopec Corp. and China Petrochemical Corporation have implemented the relevant framework agreements in relation to the continuing connected transactions, including Mutual Supply Agreement, Cultural, Educational, Hygiene and Community Services Agreement, Land Use Rights Leasing Agreement, Properties Leasing Agreement, Intellectual Property Licence Agreements and SPI Fund Document.

Pursuant to the above-mentioned agreements on continuing connected transactions, the aggregate amount of the continuing connected transactions of the Company during the year was RMB 260.704 billion. Among the transaction amount, purchases expenses amounted to RMB 179.82 billion, representing 9.32% of the total amount of this type of transaction for the reporting period, including purchases of products and services (procurement, storage, exploration and development services, and production-related services) of RMB 161.317 billion, purchases of auxiliary and community services of RMB 6.584 billion. The housing rent paid by the Company amounted to RMB 449 million. The rent for use of land was RMB 10.474 billion. Interest expenses amounted to RMB 996 million. The sales income amounted to RMB 80.884 billion, representing 4.04% of the total amount of this type of transaction for the reporting period, including RMB 80.634 billion for sales of products and services, RMB 41 million for agency commission income, and RMB 209 million for interest income.

The amounts of the above continuing connected transactions between the Company and Sinopec Group did not exceed the caps for the continuing connected transactions as approved by the general meeting of shareholders and the Board.

Principle of pricing for the continuing connected transactions:

(a)	The government-prescribed price will apply;

(b)	when there is no government-prescribed price but there is a government-guidance price, the government-guidance price will apply;

(c)	when there is neither a government-prescribed price nor a government-guidance price, the market price will apply; or

(d)
when none of the above is applicable, the price for the provision of the products or services is to be agreed upon by the relevant parties, and shall be the reasonable cost incurred in providing the products or services plus 6% or less of such cost.

For details of the pricing principle, please refer to relevant announcements published on 27 August 2015 in the China Securities Journal, the Shanghai Securities News and the Securities Times and on the websites of the Shanghai Stock Exchange and the Hong Kong Stock Exchange.

Decision-making procedures:

The major continuing connected transaction agreements were entered into in the ordinary course of the Company’s business and in accordance with normal commercial terms that are fair and reasonable to the Company and its shareholders. The Company, according to internal control procedures, adjusts the scope and amount of continuing connected transactions and the caps for the amount exempted from disclosure every three years, and will be announced and implemented upon the approval of the Board and/or independent shareholders. For the other connected transactions, Sinopec Corp., in strict compliance with domestic and overseas regulatory rules, will publish the announcement and implement the transactions only after submitting the relevant proposals of connected transactions to the Board and/or the general meeting of shareholders for consideration and approval according to internal control procedures.

Related party transactions with the Sinopec Group that occurred during the year, as set out in Note 34 to the financial statements prepared under the IFRS in the Annual Report, also fall under the definition of connected transactions under Chapter 14A of the Hong Kong Listing Rules.

The above-mentioned connected transactions between the Company and Sinopec Group in 2016 were approved at the 12th meeting of the sixth session of the Board and has complied with the disclosure requirements under Chapter 14A of the Hong Kong Listing Rules.

The external auditor of Sinopec Corp. was engaged to report on the Company’s continuing connected transactions in accordance with the Hong Kong Standard on Assurance Engagements 3000, Assurance Engagement Other Than Audits or Reviews of Historical Financial Information, and with reference to Practice Note 740, Auditor’s Letter on Continuing Connected Transactions under the Hong Kong Listing Rules, issued by the Hong Kong Institute of Certified Public Accountants. The auditor has issued its unqualified letter containing its conclusions in respect of the above-mentioned continuing connected transactions in accordance with Rule 14A.56 of the Hong Kong Listing Rules. Sinopec Corp. has submitted a copy of the auditor’s letter to the Hong Kong Stock Exchange.

After reviewing the above-mentioned connected transactions, the independent non-executive directors of Sinopec Corp. have confirmed the following:

(a)	The transactions have been conducted in the ordinary course of the Company’s business.

(b)	The transactions have been entered into based on either of the following terms:

i	normal commercial terms; or

ii	terms not less favorable than those available from or to independent third parties, where there is no available comparison to determine whether such terms are on normal commercial terms.

(c)	The transactions were conducted pursuant to the terms of relevant agreements, and the terms were fair and reasonable and in the interests of Sinopec Corp. and its shareholders as a whole.

8.2	Other significant connected transactions occured this year
There are no other significant connected transactions during the reporting period.

9.	Report of the Board of Directors

9.1	Proposals for dividend distribution
At the 12th meeting of the sixth session of the Board, the Board approved the proposal to distribute a final cash dividend of RMB 0.17 (tax inclusive) per share, combining with an interim distributed dividend of RMB0.079 (tax inclusive) per share, the total dividend for the whole year is RMB 0.249 (tax included) per share.

The dividend will be denominated and declared in RMB, and distributed to the domestic shareholders and investors participating in the Shanghai-Hong Kong Stock Connect Program in RMB and to the overseas shareholders in Hong Kong Dollar. The exchange rate for the dividend calculation in Hong Kong Dollar is based on the average benchmark exchange rate of RMB against Hong Kong Dollar as published by the People’s Bank of China one week preceding the date of the declaration of such dividend. The final dividend will be distributed before the end of August 2017. The arrangement of the payment of the final dividend will be published in due course.

In accordance with the Enterprise Income Tax Law of the People’s Republic of China which came into effect on 1 January 2008 and its implementation regulations, Sinopec Corp. is required to withhold and pay enterprise income tax at the rate of 10% on behalf of the non-resident enterprise shareholders whose names appear on the register of members for H Shares of Sinopec Corp. when distributing cash dividends or issuing bonus shares by way of capitalisation from retained earnings. Any H Shares of the Sinopec Corp. which is not registered under the name of an individual shareholder, including those registered under HKSCC Nominees Limited, other nominees, agents or trustees, or other organizations or groups, shall be deemed as shares held by nonresident enterprise shareholders. Therefore, on this basis, enterprise income tax shall be withheld from dividends payable to such shareholders. If holders of H Shares intend to change its shareholder status, please enquire about the relevant procedures with your agents or trustees. Sinopec Corp. will strictly comply with the law or the requirements of the relevant government authority to withhold and pay enterprise income tax on behalf of the relevant shareholders based on the registration of members for H shares of Sinopec Corp. as at the record date.

If the individual holders of the H shares who are Hong Kong or Macau residents or residents of the countries which had an agreed tax rate of 10% for the cash dividends or bonus shares by way of capitalisation from retained earnings with China under the relevant tax agreement, Sinopec Corp. should withhold and pay individual income tax on behalf of the relevant shareholders at a rate of 10%. Should the individual holders of the H Shares are residents of the countries which had an agreed tax rate of less than 10% with China under the relevant tax agreement, Sinopec Corp. shall withhold and pay individual income tax on behalf of the relevant shareholders at a rate of 10%. In that case, if the relevant individual holders of the H Shares wish to reclaim the extra amount withheld (Extra Amount) due to the application of 10% tax rate, Sinopec Corp. would apply for the relevant agreed preferential tax treatment provided that the relevant shareholders submit the evidence required by the notice of the tax agreement to the share register of Sinopec Corp. in a timely manner. Sinopec Corp. will assist with the tax refund after the approval of the competent tax authority. Should the individual holders of the H Shares are residents of the countries which had an agreed tax rate of over 10% but less than 20% with China under the tax agreement, Sinopec Corp. shall withhold and pay the individual income tax at the agreed actual rate in accordance with the relevant tax agreement. In the case that the individual holders of the H Shares are residents of the countries which had an agreed tax rate of 20% with China, or which has not entered into any tax agreement with China, or otherwise, Sinopec Corp. shall withhold and pay the individual income tax at a rate of 20%

Pursuant to the Notice on the Tax Policies Related to the Pilot Program of the Shanghai-Hong Kong Stock Connect (關於滬港股票市場交易互聯互通機制試點有關稅收政策的通知) (Caishui [2014] No. 81):

For domestic investors investing in the H Shares of Sinopec Corp. through Shanghai-Hong Kong Stock Connect Program, the company shall withhold and pay income tax at the rate of 20% on behalf of individual investors and securities investment funds. The company will not withhold or pay the income tax of dividends for domestic enterprise investors and those domestic enterprise investors shall report and pay the relevant tax by themselves.

For investors of the Hong Kong Stock Exchange (including enterprises and individuals) investing in the A Shares of Sinopec Corp. through Shanghai-Hong Kong Stock Connect Program, the Company will withhold and pay income taxes at the rate of 10% on behalf of those investors and will report to the tax authorities for the withholding. For investors who are tax residents of other countries, whose country of domicile is a country having entered into a tax treaty with the PRC stipulating a dividend tax rate of lower than 10%, the enterprises and individuals may, or may entrust a withholding agent to, apply to the competent tax authorities for the entitlement of the rate under such tax treaty. Upon approval by the tax authorities, the amount paid in excess of the tax payable based on the tax rate according to such tax treaty will be refunded.

9.2	Core competitiveness analysis
The Company is a large scale integrated energy and petrochemical company with upstream, mid-stream and downstream operations. The Company is a large scaled oil and gas producer in China; in respect of refining capacity, it ranks first in China; equipped with a well-developed refined oil products sales network, the Company is the largest supplier of refined oil products in China; and in terms of ethylene production capacity, the Company takes the first position in China, and has a well-established marketing network for chemical products.

The integrated business structure of the Company carries strong advantages in synergy among its various business segments, enabling the Company to continuously tap onto potentials in attaining an efficient and comprehensive utilization of its resources, and endowed the Company with strong resistance against risks, as well as remarkable capabilities in sustaining profitability.

The Company enjoys a favorable positioning with its operations located close to the consumer markets. Along with the steady growth in the Chinese economy, sales volume of both oil products and chemical products of the Company has been increasing steadily over the years; through continuous and specialized marketing efforts, the Company’s capability in international operations and market expansion has been further enhanced.

The Company owns a team of professionals and expertise engaged in the production of oil and gas, operation of refineries and chemical plants, as well as marketing activities. The Company applies outstanding fine management measures with its remarkable capabilities in management of operations, and enjoys a favorable operational cost advantage in its downstream businesses.

The Company has formulated a well-established technology system and mechanism, and owns competent teams specialised in scientific research covering a wide range of subjects; the four platforms for technology advancement is taking shape, which includes exploration and development of oil and gas, refining, chemicals and strategic emerging technology. With its overall technologies reaching state of the art level in the global arena, and some of them taking the lead globally, the Company enjoys strong capability for technical innovations.

The Company always attaches great importance to fulfilling social responsibilities, and carries out the green and low carbon development strategy to pursue a sustainable development. Moreover, the Company enjoys an outstanding brand name, plays an important role in the economy and is a renowned and reputable company in China.

9.3	Major suppliers and customers
During this reporting period, the total purchases from the top five crude oil suppliers of the Company accounted for 56.6% of the total purchases of crude oil by the Company, of which the purchases from the largest supplier accounted for 18.7% of the total purchases of crude oil by the Company.

The total sales to the five largest customers of the Company accounted for 7.4% of the total sales of the Company, of which sales to the largest customer accounted for 3.0% of the total sales. Sinopec Group, the controlling shareholder of Sinopec Crop., is one of the five largest customers.

During the reporting period, other than disclosed above, all the top five crude oil suppliers and the other largest customers of the Company were independent third parties. There were no supplier, customer, employee and others that have a significant impact on the Company and on which the Company’s success depends.

10	Financial statements

10.1	Auditors’ opinion

Financial statements	☐ Unaudited	✓ Audited
Auditors’ opinion	✓ Standard unqualified opinion	☐ Not standard opinion

10.2	Financial Statements

10.2.1	Financial statements prepared in accordance with the Accounting Standards for Business Enterprises

Consolidated and Parent Balance Sheets

Unit:RMB million

Items	At 31 December 2016		At 31 December 2015
Assets	Consolidated	Parent	Consolidated	Parent

Current assets
Cash at bank and on hand	142,497	98,250	69,666	46,453
Bills receivable	13,197	471	10,964	540
Accounts receivable	50,289	38,332	56,142	29,512
Other receivables	25,596	45,643	21,453	64,620
Prepayments	3,749	3,454	2,920	1,296
Inventories	156,511	46,942	145,608	46,029
Other current assets	20,422	32,743	26,904	36,559

Total current assets	412,261	265,835	333,657	225,009

Non-current assets
Available-for-sale financial assets	11,408	297	10,964	297
Long-term equity investments	116,812	268,451	84,293	219,230
Fixed assets	690,594	373,020	733,449	439,477
Construction in progress	129,581	49,277	152,325	72,763
Intangible assets	85,023	7,913	81,086	8,397
Goodwill	6,353	—	6,271	—
Long-term deferred expenses	13,537	1,980	13,919	2,154
Deferred tax assets	7,214	—	7,469	—
Other non-current assets	25,826	10,952	23,835	11,959

Total non-current assets	1,086,348	711,890	1,113,611	754,277

Total assets	1,498,609	977,725	1,447,268	979,286

	At 31 December 2016		At 31 December 2015
Items	Consolidated	Parent	Consolidated	Parent

Liabilities and shareholders’ equity
Current liabilities
Short-term loans	30,374	9,256	74,729	32,517
Bills payable	5,828	2,761	3,566	1,852
Accounts payable	174,301	75,787	130,558	85,182
Advances from customers	95,928	2,360	92,688	3,151
Employee benefits payable	1,618	312	1,185	290
Taxes payable	52,886	32,423	32,492	20,832
Other payables	79,636	113,841	86,337	86,427
Short-term debentures payable	6,000	6,000	30,000	30,000
Non-current liabilities due within one year	38,972	38,082	11,277	5,352

Total current liabilities	485,543	280,822	462,832	265,603

Non-current liabilities
Long-term loans	62,461	58,448	56,493	54,526
Debentures payable	54,985	36,000	83,253	65,500
Provisions	39,298	29,767	33,186	28,968
Deferred tax liabilities	7,661	505	8,259	177
Other non-current liabilities	16,136	2,607	13,680	2,238

Total non-current liabilities	180,541	127,327	194,871	151,409

Total liabilities	666,084	408,149	657,703	417,012

	At 31 December 2016		At 31 December 2015
Items	Consolidated	Parent	Consolidated	Parent

Liabilities and shareholders’ equity
Shareholders’ equity
Share capital	121,071	121,071	121,071	121,071
Capital reserve	119,525	68,769	121,576	68,716
Other comprehensive income	(932)	263	(7,984)	(145)
Specific reserve	765	393	612	313
Surplus reserves	196,640	196,640	196,640	196,640
Retained earnings	275,163	182,440	245,623	175,679

Total equity attributable to shareholders of the Company	712,232	569,576	677,538	562,274

Minority interests	120,293	—	112,027	—

Total shareholders’ equity	832,525	569,576	789,565	562,274

Total liabilities and shareholders’ equity	1,498,609	977,725	1,447,268	979,286

Consolidated and Parent Income Statement

Unit:RMB million

		Year ended 31 December
		2016		2015
Items		Consolidated	Parent	Consolidated	Parent

Operating income		1,930,911	726,178	2,020,375	845,285
Less:	Operating costs	1,492,165	513,514	1,594,070	609,596
	Sales taxes and surcharges	232,006	158,373	236,349	172,568
	Selling and distribution expenses	49,550	2,365	46,921	2,628
	General and administrative expenses	74,155	41,724	72,194	41,327
	Financial expenses	6,611	3,851	8,980	6,152
	Exploration expenses, including dry holes	11,035	11,012	10,459	10,430
	Impairment losses	17,076	14,044	8,767	5,052
Add:	(Loss)/Gain from changes in fair value	(216)	33	735	(292)
	Investment income	30,779	43,519	8,876	30,582

Operating profit		78,876	24,847	52,246	27,822

Add:	Non-operating income	4,964	3,095	6,947	4,361
Less:	Non-operating expenses	3,963	1,813	3,100	1,482

Profit before taxation		79,877	26,129	56,093	30,701
Less:	Income tax expense	20,707	2,539	12,613	(179)

Net profit		59,170	23,590	43,480	30,880
Including: net profit of acquiree before the consolidation under common control		86	—	134	—

	Year ended 31 December
	2016		2015
Items	Consolidated	Parent	Consolidated	Parent

Attributable to:
Equity shareholders of the Company	46,416	23,590	32,281	30,880
Minority interests	12,754	—	11,199	—

Basic earnings per share	0.383	N/A	0.267	N/A
Diluted earnings per share	0.383	N/A	0.267	N/A

Net profit	59,170	23,590	43,480	30,880

Other comprehensive income
Items that may be reclassified subsequently to profit or loss(net of tax and after reclassification adjustments):
Cash flow hedges	2,014	557	3,163	47
Changes in fair value of available-for-sale financial assets	(24)	—	62	—
Share of other comprehensive income/(loss) of associates and joint ventures entities	45	(149)	(5,356)	14
Foreign currency translation differences	4,298	—	2,268	—

Total other comprehensive income	6,333	408	137	61

Total comprehensive income	65,503	23,998	43,617	30,941

Attributable to:
Equity shareholders of the Company	53,468	23,998	31,558	30,941
Minority interests	12,035	—	12,059	—

Consolidated and Parent Cash Flow Statement

Unit:RMB million

	Year ended 31 December
	2016		2015
Items	Consolidated	Parent	Consolidated	Parent

Cash flows from operating activities:
Cash received from sale of goods and rendering of services	2,163,695	831,578	2,306,162	975,387
Refund of taxes and levies	2,434	1,323	3,507	2,954
Other cash received relating to operating activities	77,436	85,932	85,692	69,615

Sub-total of cash inflows	2,243,565	918,833	2,395,361	1,047,956

Cash paid for goods and services	(1,547,868)	(504,152)	(1,731,441)	(643,612)
Cash paid to and for employees	(62,602)	(35,190)	(55,472)	(35,061)
Payments of taxes and levies	(316,062)	(189,577)	(327,421)	(213,949)
Other cash paid relating to operating activities	(102,490)	(50,638)	(115,287)	(165,867)

Sub-total of cash outflows	(2,029,022)	(779,537)	(2,229,621)	(1,058,489)

Net cash flow from operating activities	214,543	139,296	165,740	(10,533)

	Year ended 31 December
	2016		2015
Items	Consolidated	Parent	Consolidated	Parent

Cash flows from investing activities:
Cash received from disposal of investments	31,489	29,002	3,353	146,685
Cash received from returns on investments	4,028	22,233	3,399	22,822
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	440	1,885	427	4,390
Other cash received relating to investing activities	2,914	1,488	6,158	967
Net cash received from disposal of subsidiaries and other business entities	2,027	2,027	—	—

Sub-total of cash inflows	40,898	56,635	13,337	174,864

Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	(72,847)	(43,765)	(102,698)	(77,403)
Cash paid for acquisition of investments	(16,389)	(39,505)	(23,351)	(29,246)
Other cash paid relating to investing activities	(17,879)	(10,130)	(3,918)	—
Net cash paid for the acquisition of subsidiaries and other business entities	—	—	(89)	—

Sub-total of cash outflows	(107,115)	(93,400)	(130,056)	(106,649)

Net cash flow from investing activities	(66,217)	(36,765)	(116,719)	68,215

	Year ended 31 December
	2016		2015
Items	Consolidated	Parent	Consolidated	Parent

Cash flows from financing activities:
Cash received from capital contributions	343	—	105,529	—
Including: Cash received from minority shareholders’ capital contributions to subsidiaries	343	—	105,529	—
Cash received from borrowings	506,097	153,790	1,090,241	285,281

Sub-total of cash inflows	506,440	153,790	1,195,770	285,281

Cash repayments of borrowings	(569,091)	(192,828)	(1,152,837)	(267,932)
Cash paid for dividends, profits distribution or interest	(30,396)	(21,826)	(33,840)	(30,382)
Including: Subsidiaries’ cash payments for distribution of dividends or profits to minority shareholders	(6,553)	—	(1,481)	—
Sub-total of cash outflows	(599,487)	(214,654)	(1,186,677)	(298,314)

Net cash flow from financing activities	(93,047)	(60,864)	9,093	(13,033)

Effects of changes in foreign exchange rate	256	—	293	—

Net increase in cash and cash equivalents	55,535	41,667	58,407	44,649

Consolidated Statement of Changes in Equity

		Share capital	Capital reserve	Other comprehensive income	Specific reserve	Surplus reserves	Retained earnings	Total shareholders’ equity attributable to equity shareholders of the Company	Minority interests	Total shareholders’ equity
		RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

Balance at 31 December 2014		118,280	48,703	(7,261)	491	193,552	240,718	594,483	52,612	647,095
Adjustment for the combination of entities under common control		—	2,214	—	—	—	—	2,214	1,811	4,025
Balance at 1 January 2015		118,280	50,917	(7,261)	491	193,552	240,718	596,697	54,423	651,120
Change for the year
1.	Net profit	—	—	—	—	—	32,281	32,281	11,199	43,480
2.	Other comprehensive income	—	—	(1,169)	—	—	—	(1,169)	1,306	137

Total comprehensive income		—	—	(1,169)	—	—	32,281	31,112	12,505	43,617

Transactions with owners, recorded directly in shareholders’ equity:
3.	Appropriations of profits:
– Appropriation for surplus reserves		—	—	—	—	3,088	(3,088)	—	—	—
– Distributions to shareholders		—	—	—	—	—	(24,214)	(24,214)	—	(24,214)
4.	Conversion of the 2011 Convertible Bonds	2,791	14,026	—	—	—	—	16,817	—	16,817
5.	Transaction with minority interests	—	326	—	—	—	—	326	(326)	—
6.	Contributions to subsidiaries from minority interests	—	56,224	446	—	—	—	56,670	48,807	105,477
7.	Distributions to the original shareholders in the combination of entities under common control	—	—	—	—	—	(74)	(74)	(60)	(134)
8.	Distributions to minority interests	—	—	—	—	—	—	—	(3,389)	(3,389)
Total transactions with owners, recorded directly in shareholders’ equity		2,791	70,576	446	—	3,088	(27,376)	49,525	45,032	94,557
9.	Net decrease in specific reserve for the year	—	—	—	121	—	—	121	70	191
10.	Other movement	—	83	—	—	—	—	83	(3)	80

Balance at 31 December 2015		121,071	121,576	(7,984)	612	196,640	245,623	677,538	112,027	789,565

		Share capital	Capital reserve	Other comprehensive income	Specific reserve	Surplus reserves	Retained earnings	Total shareholders’ equity attributable to equity shareholders of the Company	Minority interests	Total shareholders’ equity
		RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

Balance at 1 January 2016		121,071	121,576	(7,984)	612	196,640	245,623	677,538	112,027	789,565
Change for the year
1.	Net profit	—	—	—	—	—	46,416	46,416	12,754	59,170
2.	Other comprehensive income	—	—	7,052	—	—	—	7,052	(719)	6,333

Total comprehensive income		—	—	7,052	—	—	46,416	53,468	12,035	65,503

Transactions with owners, recorded directly in shareholders’ equity:
3.	Appropriation of profits:
– Appropriation for surplus reserves		—	—	—	—	—	—	—	—	—
– Distributions to shareholders		—	—	—	—	—	(16,829)	(16,829)	—	(16,829)
4.	Transaction with minority interests	—	(30)	—	—	—	—	(30)	263	233
5.	Distributions to the original shareholders in the combination of entities under common control	—	—	—	—	—	(47)	(47)	(39)	(86)
6.	Distributions to minority interests	—	—	—	—	—	—	—	(6,146)	(6,146)
7.	Adjustment for the combination of entities under common control	—	(2,137)	—	—	—	—	(2,137)	2,137	—
Total transactions with owners, recorded directly in shareholders’ equity		—	(2,167)	—	—	—	(16,876)	(19,043)	(3,785)	(22,828)
8.	Net increase in specific reserve for the year	—	—	—	153	—	—	153	7	160
9.	Other movement	—	116	—	—	—	—	116	9	125

Balance at 31 December 2016		121,071	119,525	(932)	765	196,640	275,163	712,232	120,293	832,525

Statement of Changes in Equity

		Share capital RMB million	Capital reserve RMB million	Other comprehensive income RMB million	Specific reserve RMB million	Surplus reserves RMB million	Retained earnings RMB million	Total shareholders’ equity RMB million

Balance at 1 January 2015		118,280	54,690	(206)	232	193,552	172,101	538,649

Change for the year
1.	Net profit	—	—	—	—	—	30,880	30,880
2.	Other comprehensive income	—	—	61	—	—	—	61

Total comprehensive income		—	—	61	—	—	30,880	30,941

Transactions with owners, recorded directly in shareholders’ equity:
3.	Appropriations of profits:
– Appropriation for surplus reserves		—	—	—	—	3,088	(3,088)	—
– Distributions to shareholders		—	—	—	—	—	(24,214)	(24,214)
4.	Conversion of the 2011 Convertible Bonds	2,791	14,026	—	—	—	—	16,817
Total transactions with owners, recorded directly in shareholders’ equity		2,791	14,026	—	—	3,088	(27,302)	(7,397)
5.	Net increase in specific reserve for the year	—	—	—	81	—	—	81

Balance at 31 December 2015		121,071	68,716	(145)	313	196,640	175,679	562,274

		Share capital RMB million	Capital reserve RMB million	Other comprehensive income RMB million	Specific reserve RMB million	Surplus reserves RMB million	Retained earnings RMB million	Total shareholders’ equity RMB million

Balance at 1 January 2016		121,071	68,716	(145)	313	196,640	175,679	562,274

Change for the year
1.	Net profit	—	—	—	—	—	23,590	23,590
2.	Other comprehensive income	—	—	408	—	—	—	408

Total comprehensive income		—	—	408	—	—	23,590	23,998

Transactions with owners, recorded directly in shareholders’ equity:
3.	Appropriations of profits:
– Appropriation for surplus reserves		—	—	—	—	—	—	—
– Distributions to shareholders		—	—	—	—	—	(16,829)	(16,829)
Total transactions with owners, recorded directly in shareholders’ equity		—	—	—	—	—	(16,829)	(16,829)
4.	Net increase in specific reserve for the year	—	—	—	80	—	—	80
5.	Others	—	53	—	—	—	—	53

Balance at 31 December 2016		121,071	68,769	263	393	196,640	182,440	569,576

10.2.2	Statements prepared under International Financial Reporting Standards

Consolidated Income Statement

Unit:RMB million

	Year ended 31 December
	2016	2015

Turnover and other operating revenues
Turnover	1,880,190	1,977,877
Other operating revenues	50,721	42,498

	1,930,911	2,020,375

Operating expenses
Purchased crude oil, products and operating supplies and expenses	(1,379,691)	(1,494,046)
Selling, general and administrative expenses	(64,360)	(69,491)
Depreciation, depletion and amortisation	(108,425)	(96,460)
Exploration expenses, including dry holes	(11,035)	(10,459)
Personnel expenses	(63,887)	(56,619)
Taxes other than income tax	(232,006)	(236,349)
Other operating income/(expense), net	5,686	(129)

Total operating expenses	(1,853,718)	(1,963,553)

Operating profit	77,193	56,822

	Year ended 31 December
	2016	2015

Finance costs
Interest expense	(9,219)	(8,133)
Interest income	3,218	3,010
Loss on embedded derivative component of the convertible bonds	—	(259)
Foreign currency exchange losses, net	(610)	(3,857)

Net finance costs	(6,611)	(9,239)

Investment income	263	466

Share of profits less losses from associates and joint ventures	9,306	8,362

Profit before taxation	80,151	56,411
Tax expense	(20,707)	(12,613)

Profit for the year	59,444	43,798

Attributable to:
Owners of the Company	46,672	32,512
Non-controlling interests	12,772	11,286

Profit for the year	59,444	43,798

Earnings per share:
Basic	0.385	0.269
Diluted	0.385	0.269

Consolidated Statement of Comprehensive Income

Unit:RMB million

	Year ended 31 December
	2016	2015

Profit for the year	59,444	43,798

Other comprehensive income:
Items that may be reclassified subsequently to profit or loss(net of tax and after reclassification adjustments):
Cash flow hedges	2,014	3,163
Available-for-sale securities	(24)	62
Share of other comprehensive income/(loss) of associates and joint ventures	45	(5,356)
Foreign currency translation differences	4,298	2,268

Total items that may be reclassified subsequently to profit or loss	6,333	137

Total other comprehensive income	6,333	137

Total comprehensive income for the year	65,777	43,935

Attributable to:
Owners of the Company	53,724	31,789
Non-controlling interests	12,053	12,146

Total comprehensive income for the year	65,777	43,935

Consolidated and Parent Balance Sheets

Unit:RMB million

	At 31 December 2016		At 31 December 2015
	Consolidated	Parent	Consolidated	Parent

Non-current assets
Property, plant and equipment, net	690,594	373,020	733,449	439,477
Construction in progress	129,581	49,277	152,325	72,763
Goodwill	6,353	—	6,271	—
Investment in subsidiaries	—	238,264	—	191,403
Interest in associates	66,116	14,691	40,712	13,987
Interest in joint ventures	50,696	15,496	43,581	13,840
Available-for-sale financial assets	11,408	297	10,964	297
Deferred tax assets	7,214	—	7,469	—
Lease prepayments	54,241	6,114	51,049	6,492
Long-term prepayments and other assets	70,145	14,731	67,791	16,018

Total non-current assets	1,086,348	711,890	1,113,611	754,277

Current assets
Cash and cash equivalents	124,468	88,120	68,933	46,453
Time deposits with financial institutions	18,029	10,130	733	—
Trade accounts receivable	50,289	38,332	56,142	29,512
Bills receivable	13,197	471	10,964	540
Inventories	156,511	46,942	145,608	46,029
Prepaid expenses and other current assets	49,767	81,840	51,277	104,726

Total current assets	412,261	265,835	333,657	227,260

	At 31 December 2016		At 31 December 2015
	Consolidated	Parent	Consolidated	Parent

Current liabilities
Short-term debts	56,239	50,574	71,517	49,131
Loans from Sinopec Group Company and fellow subsidiaries	18,580	2,703	43,929	18,690
Trade accounts payable	174,301	75,787	130,558	85,182
Bills payable	5,828	2,761	3,566	1,852
Accrued expenses and other payables	224,544	148,997	212,214	112,999
Income tax payable	6,051	—	1,048	—

Total current liabilities	485,543	280,822	462,832	267,854

Net current liabilities	73,282	14,987	129,175	40,594

Total assets less current liabilities	1,013,066	696,903	984,436	713,683

Non-current liabilities
Long-term debts	72,674	49,676	95,446	75,926
Loans from Sinopec Group Company and fellow subsidiaries	44,772	44,772	44,300	44,100
Deferred tax liabilities	7,661	505	8,259	177
Provisions	39,298	29,767	33,186	28,968
Other long-term liabilities	17,426	3,688	15,084	3,382

Total non-current liabilities	181,831	128,408	196,275	152,553

	831,235	568,495	788,161	561,130

Equity
Share capital	121,071	121,071	121,071	121,071
Reserves	589,923	447,424	555,126	440,059

Total equity attributable to owners of the Company	710,994	N/A	676,197	N/A
Non-controlling interests	120,241	N/A	111,964	N/A

Total equity	831,235	568,495	788,161	561,130

10.2.3	Differences between consolidated financial statements prepared in accordance with the accounting policies complying with ASBE and IFRS (unaudited)

(1)	Effects of major differences between the net profit under ASBE and the profit for the period under IFRS are analysed as follows:

	Year ended 31 December
	2016	2015
	RMB million	RMB million

Net profit under ASBE	59,170	43,480
Adjustments:
Government grants	114	127
Safety production fund	160	191

Profit for the year under IFRS*	59,444	43,798

(2)	Effects of major differences between the shareholders’equity under ASBE and the total equity under IFRS are analysed as follows:

	2016 31 December	2015 31 December
	RMB million	RMB million

Shareholders’ equity under ASBE	832,525	789,565
Adjustments:
Government grants	(1,290)	(1,404)

Total equity under IFRS*	831,235	788,161

*
The figures are extracted from the consolidated financial statements prepared in accordance with the accounting policies complying with IFRS during the year ended 31 December 2015 and 2016 which have been audited by PricewaterhouseCoopers.

10.3	Changes in accounting polices

✓ Applicable ☐ Not applicable

On 26 August 2016,the 8th meeting of the sixth session of the Board was convened, during which the “Proposal on Changes in Accounting Policy of Sinopec Corp.”(the “Changes in Accounting Policy”)was considered and approved unanimously by the Board.

In 2014, the International Accounting Standards Board published Amendments to International Accounting Standard 27 (IAS 27) — Separate Financial Statements. These amendments allowed entities to use equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements. Entities wishing to change to the equity method must do so retrospectively. The amendment is effective from 1 January 2016.

In order to eliminate the difference regarding subsequent measurements on investments in joint ventures and associates between separate financial statements prepared in accordance with ASBE and IFRS, Sinopec Corp. changed its subsequent measurements on investments in associates and joint ventures from cost method to equity method in its separate financial statements prepared in accordance with IFRS from 1 January 2016.

By adopting the amendments to IAS 27 — Separate Financial Statements, the balance of investments in associates, investments in joint ventures, retained earnings and other reserves as at 31 December 2015 would be increased by RMB 8,056 million, RMB 644 million, RMB 8,672 million and RMB 28 million in the separated financial statements prepared in accordance with IFRS due to the retrospective adjustment.

The Changes in Accounting Policy has no impact on financial statements prepared in accordance with ASBE or consolidated financial statements prepared in accordance with IFRS.

10.4	The Group has no material accounting errors during the reporting period.

10.5	Changes in the scope of consolidation as compared with those for last annual

✓ Applicable ☐ Not applicable

10.5.1
Sinopec Corp. and Sinopec Assets Management Corporation (“SAMC”) jointly set up Gaoqiao Petrochemical Co. Ltd. For RMB 100 million in cash in 2016.Subsequently, Sinopec Corp. subscribed capital contribution with the net assets of Gaoqiao Branch of SAMC. The capital contribution was completed on 1 June 2016, after which Sinopec Corp. held 55% of Gaoqiao Petrochemical Co. Ltd.’s voting rights and become the parent company of Gaoqiao Petrochemical Co. Ltd.

As China Petrochemical Corporation controls both the Company and SAMC, the transaction described above between Sinopec Corp. and SAMC has been accounted as business combination under common control. Accordingly, the assets and liabilities of Gaoqiao Branch of SAMC have been accounted for at historical cost, and the consolidated financial statements of the Company prior to these acquisitions have been restated to include the results of operation and the assets and liabilities of Gaoqiao Branch of SAMC on a combined basis.

10.5.2
On 12 December 2016, the Company entered into the Capital Injection Agreement in relation to Sinopec Sichuan To East China Gas Pipeline Co., Ltd. (“Pipeline Ltd”), a wholly-owned subsidiary of the Company, with China Life Insurance Company Limited (“China Life”) and SDIC Communications Holding Co., Ltd. (“SDIC Holding”) (the “Capital Injection Agreement”). According to the provisions of the Capital Injection Agreement, China Life and SDIC Holding made cash contribution to the Pipeline Ltd amounting to RMB 20 billion and RMB 2.8 billion, respectively, in exchange for 43.86% and 6.14% equity interest, respectively, in the Pipeline Ltd. Thereafter, the Company’s equity interest in the Pipeline Ltd was diluted from 100% to 50%. Consequently, the Company has deconsolidated the Pipeline Ltd and started accounting for its 50% equity interest in the Pipeline Ltd as an investment in associate company.

10.6	Notes on the financial statements prepared under IFRS

10.6.1	Turnover

Turnover primarily represents revenue from the sales of crude oil, natural gas, petroleum and chemical products.

10.6.2	Tax expense

Tax expense in the consolidated income statement represents:

	Year ended 31 December
	2016	2015
	RMB million	RMB million

Current tax	21,313	13,677
Provision for the year	228	279
Adjustment of prior years	(834)	(1,343)

Deferred taxation	20,707	12,613

Reconciliation between actual income tax expense and the expected income tax expense at applicable statutory tax rates is as follows:

	Year ended 31 December
	2016	2015
	RMB million	RMB million

Profit before taxation	80,151	56,411

Expected PRC income tax expense at a statutory tax rate of 25%	20,038	14,103
Tax effect of non-deductible expenses	1,529	788
Tax effect of non-taxable income	(2,786)	(2,583)
Tax effect of preferential tax rate (i)	83	(1,033)
Effect of difference between income taxes at foreign operations tax rate and the PRC statutory tax rate	299	391
Tax effect of utilisation of previously unrecognised tax losses and temporary differences	(453)	(235)
Tax effect of tax losses not recognised	958	828
Write-down of deferred tax assets	811	75
Adjustment of prior years	228	279

Actual income tax expense	20,707	12,613

Note:

(i)
The provision for PRC current income tax is based on a statutory income tax rate of 25% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain entities of the Group in western regions in the PRC are taxed at preferential income tax rate of 15% through the year 2020.

10.6.3	Basic and Diluted Earnings per Share

The calculation of basic earnings per share for the year ended 31 December 2016 is based on the profit attributable to ordinary owners of the Company of RMB 46,672 million (2015: RMB 32,512 million) and the weighted average number of shares of 121,071,209,646 (2015: 120,852,547,200) during the year.

The calculation of diluted earnings per share for the year ended 31 December 2016 is based on the profit attributable to ordinary owners of the Company (diluted) of RMB 46,669 million (2015: RMB 32,510million) and the weighted average number of shares of 121,071,209,646 (2015: 120,852,547,200) calculated as follows:

(i)	Profit attributable to ordinary owners of the Company (diluted)

	Year ended 31 December
	2016	2015
	RMB million	RMB million

Profit attributable to ordinary owners of the Company	46,672	32,512
After tax effect of employee share option scheme of Shanghai Petrochemical	(3)	(2)

Profit attributable to ordinary owners of the Company (diluted)	46,669	32,510

(ii)	Weighted average number of shares (diluted)

	Year ended 31 December
	2016	2015
	Number of shares	Number of shares

Weighted average number of shares at 31 December	121,071,209,646	120,852,547,200
Weighted average number of shares (diluted) at 31 December	121,071,209,646	120,852,547,200

10.6.4	Dividends

Dividends payable to owners of the Company attributable to the year represent:

	Year ended 31December
	2016	2015
	RMB million	RMB million

Dividends declared and paid during the year of RMB 0.079 per share (2015: RMB 0.09 per share)	9,565	10,896
Dividends declared after the balance sheet date of RMB 0.17 per share (2015: RMB 0.06 per share)	20,582	7,264

	30,147	18,160

Pursuant to the Company’s Articles of Association and a resolution passed at the Directors’ meeting on 26 August 2016, the directors authorised to declare the interim dividends for the year ending 31 December 2016 of RMB 0.079 (2015: RMB 0.09) per share totaling RMB 9,565 million (2015: RMB 10,896 million). Dividends were paid on 21 September 2016.

Pursuant to a resolution passed at the director’s meeting on 24 March 2017, final dividends in respect of the year ended 31 December 2016 of RMB 0.17 (2015: RMB 0.06) per share totaling RMB 20,582 million (2015: RMB 7,264 million) were proposed for shareholders’ approval at the Annual General Meeting. Final cash dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

Dividends payable to owners of the Company attributable to the previous financial year, approved during the year represent:

	Year ended 31December
	2016	2015
	RMB million	RMB million

Final cash dividends in respect of the previous financial year, approved and paid during the year of RMB 0.06 per share (2015: RMB 0.11 per share)	7,264	13,318

Pursuant to the shareholders’ approval at the Annual General Meeting on 18 May 2016, a final dividend of RMB 0.06 per share totaling RMB 7,264 million according to total shares of 23 June 2016 was approved. All dividends have been paid in the year ended 31 December 2016.

Pursuant to the shareholders’ approval at the Annual General Meeting on 27 May 2015, a final dividend of RMB 0.11 per share totaling RMB 13,318 million according to total shares of 18 June 2015 was approved. Cash dividends have been paid on 19 June 2015.

10.6.5	Trade Accounts Receivable and Bills Receivable

	2016	2015
	31 December	31 December
	RMB million	RMB million

Amounts due from third parties	39,994	34,261
Amounts due from Sinopec Group Company and fellow subsidiaries	6,398	18,672
Amounts due from associates and joint ventures	4,580	3,734

	50,972	56,667
Less: Impairment losses for bad and doubtful debts	(683)	(525)

Trade accounts receivable, net	50,289	56,142
Bills receivable	13,197	10,964

	63,486	67,106

The ageing analysis of trade accounts and bills receivables (net of impairment losses for bad and doubtful debts) is as follows:

	2016	2015
	31 December	31 December
	RMB million	RMB million

Within one year	63,051	66,342
Between one and two years	233	715
Between two and three years	177	36
Over three years	25	13

	63,486	67,106

Impairment losses for bad and doubtful debts are analysed as follows:

	2016	2015
	RMB million	RMB million

Balance at 1 January	525	530
Provision for the year	238	40
Written back for the year	(8)	(13)
Written off for the year	(72)	(38)
Others	—	6

Balance at 31 December	683	525

Sales are generally on a cash term. Credit is generally only available for major customers with well-established trading records. Amounts due from Sinopec Group Company and fellow subsidiaries are repayable under the same terms.

Trade accounts receivable and bills receivables (net of impairment losses for bad and doubtful debts) primarily represent receivables that are neither past due nor impaired. These receivables relate to a wide range of customers for whom there is no recent history of default.

10.6.6	Trade Accounts and Bills Payables

	2016	2015
	31 December	31 December
	RMB million	RMB million

Amounts due to third parties	154,882	117,342
Amounts due to Sinopec Group Company and fellow subsidiaries	13,168	10,348
Amounts due to associates and joint ventures	6,251	2,868

	174,301	130,558
Bills payable	5,828	3,566

Trade accounts and bills payables measured at amortised cost	180,129	134,124

The ageing analysis of trade accounts and bills payables are as follows:

	2016	2015
	31 December	31 December
	RMB million	RMB million

Within 1 month or on demand	159,953	115,412
Between 1 month and 6 months	12,693	13,682
Over 6 months	7,483	5,030

	180,129	134,124

10.6.7	Segment Reporting

Information of the Group’s reportable segments is as follows:

	2016	2015
	RMB million	RMB million

Turnover
Exploration and production
External sales	47,443	57,740
Inter-segment sales	58,954	71,019

	106,397	128,759

Refining
External sales	102,983	120,650
Inter-segment sales	747,317	800,962

	850,300	921,612

Marketing and distribution
External sales	1,027,373	1,086,098
Inter-segment sales	3,480	3,056

	1,030,853	1,089,154

Chemicals
External sales	284,289	276,640
Inter-segment sales	38,614	43,814

	322,903	320,454

Corporate and others
External sales	418,102	436,749
Inter-segment sales	320,367	345,454

	738,469	782,203

Elimination of inter-segment sales	(1,168,732)	(1,264,305)

	2016	2015
	RMB million	RMB million

Turnover	1,880,190	1,977,877

Other operating revenues
Exploration and production	9,542	9,894
Refining	5,486	5,004
Marketing and distribution	22,004	17,512
Chemicals	12,211	8,417
Corporate and others	1,478	1,671

Other operating revenues	50,721	42,498

Turnover and other operating revenues	1,930,911	2,020,375

Result
Operating profit/(loss)
By segment
– Exploration and production	(36,641)	(17,418)
– Refining	56,265	20,959
– Marketing and distribution	32,153	28,855
– Chemicals	20,623	19,476
– Corporate and others	3,212	384
– Elimination	1,581	4,566

Total segment operating profit	77,193	56,822

Share of profits/(losses) from associates and joint ventures
– Exploration and production	(1,203)	633
– Refining	1,075	725
– Marketing and distribution	2,362	1,379
– Chemicals	5,696	3,343
– Corporate and others	1,376	2,282

Aggregate share of profits from associates and joint ventures	9,306	8,362

	2016	2015
	RMB million	RMB million

Investment income
– Exploration and production	24	835
– Refining	(4)	(8)
– Marketing and distribution	90	70
– Chemicals	119	41
– Corporate and others	34	350
– Elimination	–	(822)

Aggregate investment income	263	466

Net finance costs	(6,611)	(9,239)

Profit before taxation	80,151	56,411

	At 31 December	At 31 December
	2016	2015
	RMB million	RMB million

Assets
Segment assets
– Exploration and production	402,476	447,307
– Refining	260,903	264,573
– Marketing and distribution	292,328	283,416
– Chemicals	144,371	151,646
– Corporate and others	95,263	108,921

Total segment assets	1,195,341	1,255,863

Interest in associates and joint ventures	116,812	84,293
Available-for-sale financial assets	11,408	10,964
Deferred tax assets	7,214	7,469
Cash and cash equivalents and time deposits with financial institutions	142,497	69,666
Other unallocated assets	25,337	19,013

Total assets	1,498,609	1,447,268

Liabilities
Segment liabilities
– Exploration and production	95,944	96,773
– Refining	82,170	58,578
– Marketing and distribution	133,303	118,897
– Chemicals	32,072	27,243
– Corporate and others	97,080	104,194

Total segment liabilities	440,569	405,685

Short-term debts	56,239	41,517
Income tax payable	6,051	1,048
Long-term debts	72,674	95,446
Loans from Sinopec Group Company and fellow subsidiaries	63,352	88,229
Deferred tax liabilities	7,661	8,259
Other unallocated liabilities	20,828	18,923

Total liabilities	667,374	659,107

Segment capital expenditure is the total cost incurred during the year to acquire segment assets that are expected to be used for more than one year.

	Year ended 31 December
	2016	2015
	RMB million	RMB million

Capital expenditure
– Exploration and production	32,187	54,710
– Refining	14,347	15,132
– Marketing and distribution	18,493	22,115
– Chemicals	8,849	17,634
– Corporate and others	2,580	2,821

	76,456	112,412

Depreciation, depletion and amortisation
– Exploration and production	61,929	52,155
– Refining	17,209	16,557
– Marketing and distribution	14,540	14,075
– Chemicals	12,654	12,088
– Corporate and others	2,093	1,585

	108,425	96,460

Impairment losses on long-lived assets
– Exploration and production	11,605	4,864
– Refining	1,655	9
– Marketing and Distribution	267	19
– Chemicals	2,898	142
– Corporate and others	—	112

	16,425	5,146

The following tables set out information about the geographical information of the Group’s external sales and the Group’s non-current assets, excluding financial instruments and deferred tax assets. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers, and segment assets are based on the geographical location of the assets.

	Year ended 31 December
	2016	2015
	RMB million	RMB million

External sales
Mainland China	1,488,117	1,580,856
Others	442,794	439,519

	1,930,911	2,020,375

	2016	2015
	31 December	31 December
	RMB million	RMB million

Non-current assets
Mainland China	1,000,209	1,029,318
Others	45,887	56,081

	1,046,096	1,085,399

11.	Repurchase, Sales and Redemption of Shares
During this reporting period, neither Sinopec Corp. nor any of its subsidiaries repurchased, sold or redeemed any listed shares of Sinopec Corp. or its subsidiaries.

12.	Model Code for Securities Transactions by Directors
Each of the directors confirmed that he has complied with the Model Code for Securities and Transactions by Directors of Listed Companies as set out in Appendix 10 of the Hong Kong Listing Rules during the year ended 31 December 2016. In addition, Sinopec Corp. formulated the “Rules Governing Shares Held by Company Directors, Supervisors and Senior Managers and Changes in Shares” and the “Model Code of Securities Transactions by Company Employees” to regulate the purchase and sale of Sinopec Corp.’s securities by Sinopec personnel.

13.	Compliance with Corporate Governance Code
Based on its actual circumstances, Sinopec Corp. did not establish a Nomination Committee of the Board according to section A.5 of the Corporate Governance Code and Corporate Governance Report (“Corporate Governance Code”) as set out in Appendix 14 of the Hong Kong Listing Rules. Sinopec Corp. is of the view that the nomination of director candidates by all members of the Board would be better suited in view of its actual situation. The Board would perform the duties of the Nomination Committee prescribed in the Corporate Governance Code.

Saved as disclosed above, Sinopec Corp. complied with all code provisions set out in the Corporate Governance Code during the reporting period.

14.	Review of Annual Results
The annual results for the year ended 31 December 2016 have been reviewed with no disagreement by the Audit Committee of Sinopec Corp.

This announcement is published in both English and Chinese languages. In the event of any inconsistency between the two versions, the Chinese version shall prevail.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, the PRC,
24 March 2017

As of the date of this announcement, directors of Sinopec Corp. are: Wang Yupu*, Dai Houliang#, Wang Zhigang#, Zhang Haichao#, Jiao Fangzheng#, Ma Yongsheng#, Jiang Xiaoming+, Andrew Y. Yan+, Tang Min+ and Fan Gang+.

#  Executive Director
*  Non-executive Director
+  Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: March 27, 2017